Cortina Funds
1290 Broadway, Suite 1100
Denver, CO 80203

November 28, 2016

VIA EDGAR

Ms. Lauren Hamilton
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Cortina Funds (the “Registrant”)
File Nos. 333-115299; 811-21580

Dear Ms. Hamilton:

On behalf of the Registrant, the following is the Registrant’s response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission on October 27, 2016 with regard to the Registrant’s disclosures in the Registrant’s Registration Statement on Form N-1A filed on October 28, 2015, filings on Form N-CSR for the reporting period ended June 30, 2016 and Form 40-17G filed on September 30, 2015. Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

I. General

1.
Staff Comment: The Registrant is advised to file a written response to the Staff’s comments via EDGAR correspondence. The Staff notes that some of their comments may be directed to disclosures regarding certain funds; however, these comments may also apply to the disclosures for multiple funds. The Registrant should review its filings as a whole to determine other areas where such comments may apply.

Registrant’s Response: The Registrant confirms that it has complied.

II. Filing on Form N-1A (filed on October 28, 2015)

1.
Staff Comment: The Small Cap Value Fund for the last two years has had portfolio turnover of 100% or higher. Please explain why this is not an investment strategy or principal risk listed in the prospectus.

Registrant’s Response: The Registrant believes the current disclosure regarding portfolio turnover is adequate because active trading is not a principal strategy of the Small Cap Value Fund and existing disclosure identifies the risks of portfolio turnover.

III. Filing on Form N-CSR (reporting period ended June 30, 2016)

1.	Staff Comment: Please explain why sector risk is not identified as a principal risk in the prospectus for Small Cap Growth Fund and Small Cap Value Fund.

Registrant’s Response: The Registrant believes that the risks identified in each Fund’s prospectus address the relevant risk of each Fund’s investment strategies and additional disclosure has not been added.

2.
Staff Comment: In the Average Total Return Table in the Management Discussion of Fund Performance (“MDFP”) the expense ratio shown is the expense ratio listed in the current Prospectus. Please refer readers to the current expense ratio in the financial highlights.

Registrant’s Response: In its next N-CSR filing the Registrant will add a footnote to direct shareholders to the current expense ratio in the financial highlights.

III. Filing on Form 40-17G (filed September 30, 2015)

1.
Staff Comment: The Trust’s last 40-17g filing was September 30, 2015 with a coverage period of September 1, 2015 through September 1, 2016. Please confirm that the Funds have appropriate coverage and have filed the appropriate documentation.

Registrant’s Response: The Registrant filed the current 40-17g on October 7, 2016. The period of the bond is for September 1, 2016 thru September 1, 2017.

Sincerely,

/s/ Lori K. Hoch
Lori K. Hoch
Principal & Chief Compliance Officer

Enclosure
cc:	Carol Gehl, Godfrey & Kahn, S.C.